December 11, 2019

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:      Christine Dietz

Frank Knapp

Re:     Talend S.A.

Form 10-K for the fiscal year ended December 31, 2018

Filed February 28, 2019

File No. 001-37825

Dear Ms. Dietz:

Talend S.A. (the “Company”) respectfully submits this letter to the Securities and Exchange Commission (the “Commission”) via EDGAR in response to the comment letter dated December 2, 2019 relating to the Company’s Annual Report on Form 10-K filed with the Commission on February 28, 2019 (the “Form 10-K”). For the convenience of the Staff, we have reproduced the comments in bold in numerical sequence and the corresponding responses of the Company are shown below each comment. References to page numbers are to the page numbers in the Form 10-K.

Form 10-K for the fiscal year ended December 31, 2018

Note 2. Summary of significant accounting policies

(e) Revenue recognition

Allocation of the transaction price to the performance of obligations in the contract, page 83

1.

We note your response to prior comment 1. Please describe in detail the costs included in your determination of the costs to satisfy each of the performance obligations. Also, please explain how your model meets the allocation objective in ASC 606-10-32-28 considering that the updates are not significant.

Response to Comment 1:

The Company respectfully advises the Staff that subscription customers for our on-premise licenses receive a right to use our intellectual property (“IP”) and a right to receive technical support, fixes and updates to the software (“post-contract customer support”), on a when-and-if-available basis, over the term of the arrangement. The

Company has concluded that the rights to our IP, for which revenue is recognized at the outset of the arrangement, and to receive post-contract customer support, for which revenue is recognized over the term of the arrangement, are separate performance obligations. The Company determined stand-alone selling prices using the “expected cost plus a margin” approach. The Company considers direct costs and allocation of costs that relate directly to providing the IP and providing post-contract customer support in determining the costs to satisfy these performance obligations. The Company further respectfully advises the Staff that costs to satisfy the right to use the IP and post-contract customer support performance obligations are determined based on the guidance per Subtopic ASC 340-40-25-7 through ASC 340-40-25-8.

The Company has included the following costs in its determination of costs to satisfy its performance obligation related to IP: (a) employee-related costs comprised primarily of wages and fringe benefits; (b) costs for subcontractors; (c) IT hosting costs; and (d) allocation of operational costs such as amortization expense from acquired intangible assets, facility costs and IT related costs incurred to support these operations.

Similarly, the Company has included the following costs to satisfy its post-contract customer support performance obligation: (a) employee related costs comprised primarily of wages and fringe benefits; (b) costs for subcontractors involved in providing technical support to our customers; (c) travel related expenses incurred by our technical support team in connection with providing technical support; (d) royalty fees incurred for third-party software capabilities used in our Talend Data Fabric and Master Data Management products; and (e) allocation of operational costs such as amortization expense from acquired intangible assets, facility costs and IT related costs incurred to support these operations.

The Company respectfully advises the Staff that it is generally an open source software company that offers both subscription-based solutions and professional services. The open source applications are designed to meet all the requirements of a single user. However, once multiple users within the same organization start using our open source applications and need the ability to connect multiple users across the platform, they tend to need the enhanced features that are only included in our paid subscription offerings.

The Company believes its stand-alone-selling price model, which generally allocates ten percent of the transaction price to the IP and ninety percent to receive post-contract customer support, meets the objective of ASC 606-10-32-28, which states, “the objective when allocating the transaction price is for an entity to allocate the transaction price to each performance obligation (or distinct good or service) in an amount that depicts the amount of consideration to which the entity expects to be entitled in exchange for transferring the promised good or services to the customer.” The Company believes the consideration it is entitled to for providing these enhanced features to the open source option, which is available for free (e.g. the ability to connect multi users), is not significant to the total consideration of the transaction. The

Company’s customers benefit significantly, however, from the post-contract customer support, for example, by being able to reach a trained representative for support from our call center. The updates, as the Company noted in its initial response, deliver minor feature development and enhancement to existing features, are infrequent (approximately one or two per year) and are not critical to the continued utility of the IP as the customer’s ability to derive benefits from the IP in the absence of such updates would not decline significantly over the subscription term.

Contract acquisition costs, page 84

2.	We note your response to prior comment 2. Please tell us and disclose the period of time over which you amortize commission costs related to contract renewals.

Response to Comment 2:

The Company respectfully advises the Staff that it pays sales commissions upon renewals of contracts with customers. The commission amount paid on renewals, which is far less than the commission amount paid to obtain the initial contract, is expensed in the period the contract is renewed. The large majority of customer contracts are annual in nature and as a result these renewals commissions are paid on an annual basis.

The commission costs related to initially obtain a contract are amortized on a straight-line basis over a period of benefit determined to be five years, which includes the contractual and expected renewal periods.

Furthermore, the Company respectfully advises the Staff that it will modify its contract acquisition costs capitalization and amortization disclosures in future filings to clarify the treatment of commission costs related to contract renewals.

* * * * *

We hope the foregoing has been responsive to the Staff’s inquiry. If you should have any questions about this letter or require any further information, please call the undersigned at (650) 539-3189.

Very truly yours,

/s/ Adam Meister

Adam Meister

Chief Financial Officer

cc:      Mike Tuchen, Chief Executive Officer

Aaron Ross, General Counsel

Mark B. Baudler, Wilson Sonsini Goodrich & Rosati PC

Andrew D. Hoffman, Wilson Sonsini Goodrich & Rosati PC

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